# FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## Report of Foreign Private Issuer

## Pursuant to Rule 13a-16 or 15d-16
## under the Securities Exchange Act of 1934

For the month of  February 2009

Commission File Number        0-16174

**TEVA PHARMACEUTICAL INDUSTRIES LIMITED**
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190**
**Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____________



**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

**Website: www.tevapharm.com**

Contact:   Elana Holzman   Teva Pharmaceutical Industries Ltd.   972 (3) 926-7554
               Kevin Mannix     Teva North America                          (215) 591-8912

**For Immediate Release**

TEVA INVITES PUBLIC TO LISTEN TO INVESTOR & ANALYST
MEETING WEBCAST

Jerusalem, Israel, February 17, 2009 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) will
host a live audio webcast of its Investor & Analyst Meeting on Wednesday, February 18, 2009 at
4:30 p.m. ET.

What:   Teva's Investor & Analyst Meeting

Who:    Teva Management

When:  Wednesday, February 18, 2009 at 4:30 p.m. ET

Where: www.tevapharm.com or
 http://phx.corporate-ir.net/phoenix.zhtml?p=irol-eventDetails&c=73925&eventID=2099215

How:    Live over the Internet -- log on to the Web at the address above and register for the event
(approx. 10 minutes before).  An archive of the webcast will be available on Teva's website.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical
companies in the world and is the world's leading generic pharmaceutical company.  The Company
develops, manufactures and markets generic and innovative human pharmaceuticals and active
pharmaceutical ingredients, as well as animal health pharmaceutical products.  Over 80 percent of
Teva's sales are in North America and Europe.



**TEVA PHARMACEUTICAL INDUSTRIES LTD.**

Teva Pharmaceutical Industries Ltd.                     Web Site: www.tevapharm.com
_____

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)


By:                                    _____/s/  Eyal Desheh_____
                                       Name: Eyal Desheh
                                       Title: Chief Financial Officer


Date: February 17, 2009